

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

September 5, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on September 4, 2018, The Nasdaq Stock Market (the "Exchange") received from Gores Holdings III, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock and one-third of one Warrant
Class A Common Stock, par value $0.0001 per share
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery